Exhibit 99.2

GENESCO INC.
CHIEF FINANCIAL OFFICER'S COMMENTARY
FISCAL YEAR 2013
THIRD QUARTER ENDED OCTOBER 27, 2012

Consolidated Results

Sales

Fiscal 2013 third quarter net sales increased 8% to $664 million from $617 million in the third quarter of fiscal 2012. Same store sales increased 4%.

Direct (catalog and e-commerce) sales for the third quarter increased 11% and represented almost 6% of consolidated retail sales.

November same store sales decreased 4% and direct sales increased 10% on a comparable basis.

Gross Margin

Third quarter gross margin was 50.3% this year compared with 50.4% last year.

SG&A

Selling and administrative expense for the third quarter decreased to 42.4% of sales from 42.9% for the same period last year, reflecting the leveraging primarily of occupancy expenses and selling salaries in the quarter. Included in expenses this quarter is $3.0 million, or $0.12 per diluted share, in expense related to deferred purchase price in the Schuh acquisition. The deferred purchase price payments, totaling £25 million, are due in June 2014 and 2015 if the payees remain employed until the payment dates. As we have discussed before, because of the retention feature, U.S. GAAP requires these deferred purchase price payments to be expensed as compensation. This is a non-cash expense until the payment conditions are satisfied. Last year, expenses in the quarter included $3.1 million or $0.12 per diluted share of deferred purchase price and acquisition expenses. Excluding these items from both periods, SG&A as a percent of sales fell to 41.9% from 42.4% last year, or a 50 basis point improvement in leverage. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure is provided in the schedule at the end of this document.

Also included in third quarter SG&A expense, but not eliminated from the adjusted expense, is $4.2 million or $0.13 per diluted share this year and $1.7 million or $0.05 per diluted share last year related to a contingent bonus payment provided for in the Schuh acquisition. The purchase agreement calls for a further payment of up to £25 million to members of the Schuh management group after four years if they have achieved certain earnings targets above the planned earnings on which we based our acquisition valuation. As we have discussed previously, there will be quarterly accruals for a portion of this payment, reflecting an estimate of the probability, based on Schuh's performance, that it will be earned.

Asset Impairments and Other

Asset Impairments and Other charges for the third quarter were $0.4 million compared to $0.3 million last year.

Exhibit 99.2

Operating Income

Genesco's operating income for the third quarter was $52.4 million this year compared with $45.9 million last year. Operating income this year included the asset impairment and other charges of $0.4 million and the $3.0 million expense for the Schuh acquisition-related deferred purchase price discussed above. Last year, operating income included $0.3 million of asset impairment and other charges and $3.1 million in deferred purchase price and acquisition expenses. Excluding these items from both periods, operating income for the third quarter was $55.7 million this year compared with $49.3 million last year. Adjusted operating margin was 8.4% of sales this quarter compared with 8.0% last year. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure is provided in the schedule at the end of this document.

Interest Expense

Net interest expense for the quarter was $1.3 million, compared with $1.9 million for the same period last year.

Pretax Earnings - Total GCO

Pretax earnings for the quarter were $51.1 million, including the approximately $3.4 million of asset impairment and other charges and the Schuh deferred purchase price expense discussed above. Last year, third quarter pretax earnings were $44.0 million, which reflected approximately $3.4 million of asset impairments and other charges and deferred purchase price and acquisition expenses. Excluding these items from both years' results, pretax earnings for the quarter were $54.4 million this year compared to $47.5 million last year. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure is provided in the schedule at the end of this document.

Taxes

The effective tax rate for the quarter was 19.8% this year, compared to 40.6% last year. The lower rate in the quarter was due primarily to the recognition of a net benefit of $9.3 million, or $.39 per diluted share, in connection with the resolution of various previously uncertain tax positions.

Earnings From Continuing Operations After Taxes

Earnings from continuing operations were $41.0 million, or $1.71 per diluted share, in the third quarter this year, compared to earnings of $26.2 million, or $1.09 per diluted share, in the third quarter last year. Excluding the items discussed above and adjusting for this year's lower tax rate, third quarter earnings from continuing operations were $34.5 million or $1.44 per diluted share this year compared with $29.1 million or $1.21 per diluted share last year. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measure is provided in the schedule at the end of this document.

Segment Results

Lids Sports Group

Lids Sports Group's sales for the third quarter were essentially flat with last year at $186 million.

Same store sales for the quarter decreased (5%) this year compared to an 8% increase last year. E-commerce sales for the Group increased 13% compared with an increase of 12% last year.

Exhibit 99.2

The Group's gross margin as a percent of sales decreased 40 basis points compared to last year. This was primarily due to lower wholesale gross margins. SG&A expense as a percent of sales was down 20 basis points due to expense leverage, primarily of bonus compensation.

The Group's third quarter operating income was $18.6 million, or 10.0% of sales, down from $18.9 million, or 10.2% of sales, last year.

November same store sales decreased 8% and e-commerce sales increased 40%.

Journeys Group

Journeys Group's sales for the quarter increased 10% to $301 million from $274 million last year. Direct sales on a comparable basis increased 6% compared with a 46% increase in the third quarter last year. Same store sales increased 8% compared with 15% in last year's third quarter.

Average selling prices for footwear in Journeys stores open for at least 12 months increased 6% in the quarter.

Gross margin for the Journeys Group increased by about 50 basis points in the quarter. This was due primarily to product mix and lower markdowns.

The Journeys Group's SG&A expense decreased as a percent of sales by 150 basis points, due primarily to the leveraging of rent expense and other store-related expenses.

The Journeys Group's operating income for the quarter improved to $37.1 million compared to $28.2 million last year. Operating margin increased by 200 basis points to 12.3% compared with 10.3% last year.

November same store sales decreased 2% and e-commerce and catalog sales increased 2%.

Schuh

Schuh's third quarter performance again exceeded our expectations. Sales were $92 million, an increase of 18% over last year. Same store sales increased 9%. E-commerce sales represented 14% of Schuh's sales for the quarter and increased 12% from the third quarter last year.

Schuh's gross margin was up 20 basis points in the quarter. Expenses, excluding the deferred purchase price expense, as a percent of sales increased by 330 basis points due to the contingent bonus accrual adding 240 points to SG&A this year versus last year. Rent expense leveraged nicely in the third quarter but was more than offset by additional annual bonus accruals.

Operating income was $2.7 million, which included $3.0 million of expense related to deferred purchase price discussed above. This compares with operating income of $4.4 million last year, including $2.9 million of deferred purchase price expense. Excluding that amount, but including the contingent acquisition bonus accrual of approximately $4.2 million or about 5% of sales this year and $1.7 million or about 2% of sales last year, operating income was $5.7 million or about 6.2% of sales compared with $7.3 million or 9.3% of sales last year.

November same store sales were flat and e-commerce sales increased 6%.

Exhibit 99.2

Johnston & Murphy Group

Johnston & Murphy Group's third quarter sales increased 10%, to $53 million, compared to $48 million in the third quarter last year.

Johnston & Murphy's wholesale sales increased 16% during the quarter. Same store sales for the Johnston & Murphy retail stores increased 6% on top of a 7% increase last year. E-commerce and catalog sales increased 15% in the quarter.

Johnston & Murphy's gross margin decreased by about 130 basis points for the quarter due primarily to changes in the wholesale/retail sales mix. SG&A expense as a percent of sales dropped by 120 basis points due primarily to changes in the wholesale/retail sales mix and leveraging of rent expense. Operating income was $3.2 million, compared with $3.0 million in the third quarter last year. Operating margin was 5.9%, down from 6.2% last year.

November same store sales decreased 3% and e-commerce and catalog sales decreased 3%.

Licensed Brands

Licensed Brands' sales increased 7% to $32 million in the third quarter, compared to $30 million in the third quarter last year. Gross margin was up 130 basis points, due primarily to the sales mix.

SG&A expense as a percent of sales was up about 210 basis points due to higher bonus accruals and advertising expense.

Operating income for the quarter was $3.7 million, or 11.5% of sales, compared with $3.7 million, or 12.2% of sales last year.

Balance Sheet

Cash

Cash at the end of the third quarter was $40 million compared with $36 million last year. We ended the quarter with $92 million in debt, compared with $148 million last year. This debt includes the term debt assumed in connection with the Schuh acquisition of which about $28 million remains outstanding.

Inventory

Inventories increased 10% in the third quarter on a year-over-year basis. Sales in the quarter increased by 8%. We believe inventories are well positioned for the Holiday selling season.

Equity

Equity was $776 million at quarter-end, compared with $680 million at the end of last year's third quarter. During the quarter, we used approximately $9 million of cash to purchase 144,713 shares of Genesco stock at an average price of $59.40 per share. For the year-to-date, we have purchased 491,111 shares at a total cost of $29.4 million or $59.91 per share.

Capital Expenditures

For the third quarter, capital expenditures were $20.4 million and depreciation was $14.8 million. During the quarter, we opened 44 new stores, acquired 8 stores, and closed 8 stores. We ended the quarter with 2,448

Exhibit 99.2

stores compared with 2,387 stores at the end of the third quarter last year, or an increase of 3%. Square footage increased 5% on a year-over-year basis. The store count as of October 27, 2012 included:

910	Lids stores (including 96 stores in Canada)
82	Lids Locker Room stores
55	Lids Clubhouse stores
818	Journeys stores (including 21 stores in Canada)
155	Journeys Kidz stores
51	Shï by Journeys stores
133	Underground by Journeys stores
88	Schuh stores and concessions (including three Kids stores)
156	Johnston & Murphy stores and factory stores (including three stores in Canada)
2,448	TOTAL STORES

For fiscal 2013, we are forecasting capital expenditures of about $81 million and depreciation of about $59 million. Our store opening and closing plans by chain are as follows:

Company	New	Acquisitions	Conversions	Close
Journeys Group	36			24
Journeys stores (U.S.)	14			10
Journeys stores (Canada)	11			—
Journeys Kidz stores	10			3
Shï by Journeys	1			3
Underground by Journeys	—			8

Johnston & Murphy Group	10			4

Schuh Group	16			2
Concessions	—			1
Schuh stores	16			1

Lids Sports Group	50	32	—	23
Lids hat stores (U.S.)	21		11	18
Lids hat stores (Canada)	15	1	1	—
Lids Locker Room (U.S.)	7	19	(10)	2
Lids Clubhouse	7	12	(1)	3
Lids Locker Room (Canada)	—		(1)	—
Total Openings and Closings	112	32	—	53

Cautionary Note Concerning Forward-Looking Statements

This presentation contains forward-looking statements, including those regarding the performance outlook for the Company and its individual businesses (including, without limitation, sales, earnings and operating margins), and all other statements not addressing solely historical facts or present conditions. Actual results could vary materially from the expectations reflected in these statements. A number of factors could cause differences. These include adjustments to estimates reflected in forward-looking statements, including the amount of required accruals related to the contingent bonus potentially payable to Schuh management in three years based on the achievement of certain performance objectives; the costs of responding to and liability in connection with the network intrusion announced in December 2010; the

Exhibit 99.2

timing and amount of non-cash asset impairments, potentially including fixed assets in retail stores and intangible assets of acquired businesses; weakness in the consumer economy; competition in the Company's markets; inability of customers to obtain credit; fashion trends that affect the sales or product margins of the Company's retail product offerings; changes in buying patterns by significant wholesale customers; bankruptcies or deterioration in financial condition of significant wholesale customers; disruptions in product supply or distribution; unfavorable trends in fuel costs, foreign exchange rates, foreign labor and material costs, and other factors affecting the cost of products; the Company's ability to continue to complete and integrate acquisitions, expand its business and diversify its product base; and changes in the timing of holidays or in the onset of seasonal weather affecting period-to-period sales comparisons. Additional factors that could affect the Company's prospects and cause differences from expectations include the ability to build, open, staff and support additional retail stores and to renew leases in existing stores and maintain reductions in occupancy costs achieved in recent lease negotiations, and to conduct required remodeling or refurbishment on schedule and at expected expense levels; deterioration in the performance of individual businesses or of the Company's market value relative to its book value, resulting in impairments of fixed assets or intangible assets or other adverse financial consequences; unexpected changes to the market for the Company's shares; variations from expected pension-related charges caused by conditions in the financial markets; and the outcome of litigation, investigations and environmental matters involving the Company. Additional factors are cited in the "Risk Factors," "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of, and elsewhere in, our SEC filings, copies of which may be obtained from the SEC website, www.sec.gov, or by contacting the investor relations department of Genesco via our website, www.genesco.com. Many of the factors that will determine the outcome of the subject matter of this presentation are beyond Genesco's ability to control or predict. Genesco undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Forward-looking statements reflect the expectations of the Company at the time they are made. The Company disclaims any obligation to update such statements.